BB

SECURITII 04017226 SION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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SEC FILE NUMBER
8- 44663

RECEIVED APR 0 5 2004

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shields Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Federal Street, 11th Floor
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janice L. Shields 617-946-2900
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas C. Valorie & Company, P.C., CPA
(Name – *if individual, state last, first, middle name*)

253 Main Street (Address) Milford (City) MA (State) 01757 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 07 2004
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

SHIELDS SECURITIES, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

SHIELDS SECURITIES, INC.
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

TABLE OF CONTENTS

B

*Thomas C. Valorie & Company*
*Certified Public Accountants*
*A Professional Corporation*

253 Main Street
Milford, Massachusetts 01757
Tel (508) 478-3000
Fax (508) 473-8321

Thomas C. Valorie, C.P.A.
Lisa A. Roche, C.P.A.

To the Directors of
Shields Securities, Inc.

We have audited the accompanying balance sheets of Shields Securities, Inc. as of December 31, 2003 and 2002, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shields Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of other income and expenses are presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Thomas C. Valorie, CPA, P.C.

Milford, Massachusetts
February 05, 2004

B, E

# SHIELDS SECURITIES, INC.
## BALANCE SHEET
## DECEMBER 31, 2003 AND 2002
(see accountants' report)

## ASSETS

| | 2003 | 2002 |
|---|---|---|
| Current assets: | | |
| Cash | $ 338 | $ 0 |
| Marketable securities (Note 3) | 33,161 | 41,319 |
| Prepaid insurance | 458 | 336 |
| Total assets | $ 33,957 | $ 41,655 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | 2003 | 2002 |
|---|---|---|
| Current liabilities: | | |
| Accounts payable | $ 275 | $ 275 |
| MA corporate excise tax payable | 456 | 456 |
| Current portion of note payable (Note 4) | 50 | 688 |
| Total current liabilities | 781 | 1,419 |
| Stockholder's equity: | | |
| Common stock, .01 par; 200,000 shares authorized 10,000 shares issued and outstanding | 100 | 100 |
| Additional paid-in capital | 9,900 | 9,900 |
| Retained earnings | 23,176 | 30,236 |
| Total stockholder's equity | 33,176 | 40,236 |
| Total liabilities and stockholder's equity | $ 33,957 | $ 41,655 |

(See notes to financial statements)

C

# SHIELDS SECURITIES, INC.
## STATEMENT OF INCOME AND RETAINED EARNINGS
## YEARS ENDED DECEMBER 31, 2003 AND 2002
(see accountants' report)

| | 2003 | 2002 |
|---|---|---|
| Income | $ 0 | $ 0 |
| Operating expenses: | | |
| Professional fees | 3,125 | 3,165 |
| Broker/Dealer fees | 1,925 | 1,882 |
| Reference materials | 1,000 | 0 |
| Insurance | 427 | 261 |
| Dues, licenses & fees | 275 | 125 |
| Bank charges | 50 | 25 |
| Miscellaneous | 0 | 165 |
| Office supplies and expenses | 0 | 87 |
| Total operating expenses | 6,802 | 5,710 |
| Operating income (loss) | (6,802) | (5,710) |
| Other income and expenses (see page 6) | 198 | (1,061) |
| Net income before income taxes | (6,604) | (6,771) |
| Massachusetts corporate excise tax (Note 5) | (456) | (456) |
| Net income (loss) | (7,060) | (7,227) |
| Retained earnings, beginning | 30,236 | 37,463 |
| S Distribution | 0 | 0 |
| Retained earnings, ending | $ 23,176 | $ 30,236 |

(See notes to financial statements)

SHIELDS SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(see accountants' report)

| | 2003 | 2002 |
|---|---|---|
| Net cash flows from operating activities: | | |
| Net income (loss) | $ (7,060) | $ (7,227) |
| Adjustments for differences between income flows and cash flows from operating activities: | | |
| Increase in prepaid insurance | (122) | (142) |
| Increase in accounts payable | 0 | 40 |
| Net cash flow used in operating activities | (7,182) | (7,329) |
| Cash flows from investing activities: | | |
| Decrease in marketable securities | 8,158 | 12,757 |
| Net cash flow provided by investing activities | 8,158 | 12,757 |
| Cash flows from financing activities: | | |
| Decrease in note payable | (638) | 688 |
| Decrease in note payable-officer | 0 | (6,465) |
| Net cash flow used in financing activities | (638) | (5,777) |
| Net increase (decrease) in cash | 338 | (349) |
| Cash, beginning | 0 | 349 |
| Cash, ending | $ 338 | $ 0 |

(See notes to financial statements)

SHIELDS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

1 - The company's principle business activity is as follows:

The company provides investment broker advisory, counseling and trading services.

2 - Summary of significant accounting policies:

The financial statements are prepared on the accrual basis with recognition given to accounts receivable, accounts payable, and items of accrued income and expenses.

3 - Marketable securities:

Marketable securities are carried at the lower of cost or market.

| | 2003 | 2002 |
|---|---|---|
| Cost | $ 33,161 | $ 44,185 |
| Market value | $ 33,161 | $ 41,319 |
| Unrealized gain (loss) | $ 0 | $ (2,866) |

4 - Note Payable:

| | Current Portion | Long-term Portion | Total Notes Payable |
|---|---|---|---|
| Demand note payable, monthly payments of interest only at 9.75%, unsecured. | $ 50 | $ 0 | $ 50 |

5 - Massachusetts corporate excise tax:

Shields Securities, Inc. elected to become a S corporation at inception on April 19, 1991. S-corporations are not subject to federal or State income taxes as the stockholders report the income on their personal returns. The Commonwealth of Massachusetts assesses an excise tax on the asset balances as of year end.

SHIELDS SECURITIES, INC.
SCHEDULES OF OTHER INCOME AND EXPENSES
YEARS ENDED DECEMBER 31, 2003 AND 2002
(see accountants' report)

| | 2003 | 2002 |
|---|---|---|
| Other income: | | |
| Interest income | $ 344 | $ 679 |
| Total other income | 344 | 679 |
| Other expenses: | | |
| Unrealized capital losses | 125 | 1,735 |
| Interest expense | 21 | 5 |
| Total other expenses | 146 | 1,740 |
| Total other income and expenses | $ 198 | $ (1,061) |

(See notes to financial statements)